Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2017 Unaudited Financial Results

Guangzhou, China, March 6, 2018 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a leading live streaming social media platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2017.

Fourth Quarter 2017 Highlights

•	Net revenues increased by 46.0% to RMB3,626.5 million (US$557.4 million) from RMB2,484.2 million in the corresponding period of 2016.
•	Net income attributable to YY increased by 29.4% to RMB740.4 million (US$113.8 million) from RMB572.3 million in the corresponding period of 2016.
•	Non-GAAP net income attributable to YY1 increased by 58.5% to RMB 948.9 million (US$145.8 million) from RMB598.6 million in the corresponding period of 2016.

Full Year 2017 Highlights

•	Net revenues increased by 41.3% to RMB11,594.8 million (US$1,782.1 million) from RMB8,204.1 million in 2016.
•	Net income attributable to YY increased by 63.6% to RMB2,493.2 million (US$383.2 million) from RMB1,523.9 million in 2016.
•	Non-GAAP net income attributable to YY increased by 63.6% to RMB2,750.9 million (US$422.8 million) from RMB1,681.2 million in 2016.

“We are delighted to conclude 2017 with robust growth momentum in both operating and financial performance,” stated Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY, “In the fourth quarter of 2017, driven by both YY Live and Huya, our mobile live streaming monthly active users (MAU) increased by 36.6% year over year to 76.5 million, and our total live streaming paying users increased by 25.0% year over year to 6.5 million. This further demonstrates the effectiveness and efficiency of our operational capabilities in our live streaming business. For YY Live in particular, we continued our efforts in content enrichment and product innovation by incorporating additional live streaming content and continuously launching new features on our platform, such as a series of casual games. Looking ahead, we will continue to further expand our product offerings and solidify our market leading position to capture the opportunities in China’s rapid growing live streaming industry.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We are pleased to once again deliver strong financial results in the fourth quarter of 2017. Our total net revenues increased by 46.0% year over year to RMB 3,626.5 million, exceeding both our previous guidance and street consensus. Our revenue growth was primarily driven by the robust growth of our live streaming revenues, which increased by 51.9% year over year to RMB3,368.5 million with RMB2,675.8 million coming from YY Live. Huya recently submitted a draft registration statement on a confidential basis to the U.S. Securities and Exchange Committee for a possible initial public offering in the U.S. to attain its own group of investors to fund its long-term growth. We remain confident that we have the right strategy in place to drive our financial performance and sustain our rapid growth for the coming quarters and years.”

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

1

Fourth Quarter 2017 Financial Results

NET REVENUES

Net revenues increased by 46.0% to RMB3,626.5 million (US$557.4 million) in the fourth quarter of 2017 from RMB2,484.2 million in the corresponding period of 2016, primarily driven by the increase in live streaming revenues. Live streaming revenues increased by 51.9% to RMB3,368.5 million (US$517.7 million) in the fourth quarter of 2017 from RMB2,218.2 million in the corresponding period of 2016. Live streaming revenues from the YY Live segment were RMB2,675.8 million (US$411.3 million) and from the Huya segment were RMB692.7 million (US$106.4 million) in the fourth quarter of 2017.

Revenues from online games were RMB128.1 million (US$19.7 million) in the fourth quarter of 2017 as compared to RMB125.4 million in the corresponding period of 2016.

Revenues from memberships were RMB50.5 million (US$7.8 million) in the fourth quarter of 2017 as compared to RMB74.7 million in the corresponding period of 2016.

Other revenues, mainly representing revenues from the Company's online advertising revenues, were RMB79.5 million (US$12.2 million) in the fourth quarter of 2017 as compared to RMB65.9 million in the corresponding period of 2016.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 40.8% to RMB2,196.6 million (US$337.6 million) in the fourth quarter of 2017 from RMB1,559.6 million in the corresponding period of 2016, primarily attributable to an increase in revenue-sharing fees and content costs to RMB 1,828.0 million (US$281.0 million) in the fourth quarter of 2017 from RMB1,222.2 million in the corresponding period of 2016. The increase in revenue-sharing fees and content costs paid to performers, guilds, and content providers was in line with the increase in revenues. In addition, bandwidth costs increased to RMB 181.2 million (US$27.8 million) in the fourth quarter of 2017 from RMB168.9 million in the corresponding period of 2016, primarily reflecting continued user base expansion and live streaming quality improvements but largely offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 54.7% to RMB1,429.9 million (US$219.8 million) in the fourth quarter of 2017 from RMB924.6 million in the corresponding period of 2016. Gross margin increased to 39.4% in the fourth quarter of 2017 from 37.2% in the corresponding period of 2016.

OPERATING INCOME

Operating expenses in the fourth quarter of 2017 increased by 31.8% to RMB652.9 million (US$100.3 million) from RMB495.5 million in the corresponding period of 2016.

Operating income in the fourth quarter of 2017 increased by 32.2% to RMB821.5 million (US$126.3 million) from RMB621.5 million in the corresponding period of 2016. Operating margin in the fourth quarter of 2017 was 22.7% as compared to 25.0% in the corresponding period of 2016, primarily due to the increase in newly issued share-based compensation in the fourth quarter of 2017.

Non-GAAP operating income2 increased by 59.0% to RMB1,030.0 million (US$158.3 million) in the fourth quarter of 2017 from RMB647.9 million in the corresponding period of 2016. Non-GAAP operating margin3 increased to 28.4% in the fourth quarter of 2017 from 26.1% in the corresponding period of 2016.

2Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

2

NET INCOME

Net income attributable to YY Inc. increased by 29.4% to RMB740.4 million (US$113.8 million) in the fourth quarter of 2017 from RMB572.3 million in the corresponding period of 2016. Net margin in the fourth quarter of 2017 was 20.4% as compared to 23.0% in the corresponding period of 2016, primarily due to the increase in newly issued share-based compensation in the fourth quarter of 2017.

Non-GAAP net income attributable to YY Inc. increased by 58.5% to RMB948.9 million (US$145.8 million) from RMB598.6 million in the corresponding period of 2016. Non-GAAP net margin in the fourth quarter of 2017 increased to 26.2% from 24.1% in the corresponding period of 2016.

NET INCOME PER ADS

Diluted net income per ADS4 increased by 18.4% to RMB11.53 (US$1.77) in the fourth quarter of 2017 from RMB9.74 in the corresponding period of 2016.

Non-GAAP diluted net income per ADS5 increased by 45.2% to RMB14.77(US$2.27) in the fourth quarter of 2017 from RMB10.17 in the corresponding period of 2016.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2017, the Company had cash and cash equivalents of RMB2,617.4 million (US$402.3 million), short-term deposits of RMB6,000.1 million (US$922.2 million), and restricted short-term deposits of RMB1,000.0 million (US$153.7 million). For the fourth quarter of 2017, net cash from operating activities was RMB1,392.0 million (US$213.9 million).

SHARES OUTSTANDING

As of December 31, 2017, the Company had a total of 1,263.2 million common shares, or the equivalent of 63.2 million ADSs, outstanding.

Full Year 2017 Financial Results

For the full year of 2017, net revenues increased by 41.3% to RMB11,594.8 million (US$1,782.1 million) from RMB8,204.1 million in 2016, primarily driven by a 51.9% year-over-year increase in live streaming revenues.

Net income attributable to YY Inc. for the full year of 2017 increased by 63.6% to RMB2,493.2million (US$383.2 million) from RMB1,523.9 million in 2016. Net margin for the full year of 2017 increased to 21.5% from 18.6% in 2016.

Non-GAAP net income attributable to YY Inc. for the full year of 2017 increased by 63.6% to RMB2,750.9 (US$422.8 million) from RMB1,681.2 million in 2016. Non-GAAP net margin for the full year of 2017 increased to 23.7% from 20.5% in 2016.

Diluted net income per ADS for the full year of 2017 increased by 56.6% to RMB41.33 (US$6.35) from RMB26.40 in 2016. Non-GAAP diluted net income per ADS for the full year of 2017 increased by 57.2% to RMB45.56 (US$7.00) from RMB28.98 in 2016.

For the full year of 2017, net cash from operating activities was RMB3,718.5 million (US$559.1 million).

4ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

5Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details).

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Business Outlook

For the first quarter of 2018, the Company expects net revenues to be between RMB3.00 billion and RMB3.15 billion, representing a year-over-year growth of 32.3% to 39.0%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

HUYA Inc. (“Huya”), a Cayman Islands company, which is controlled by YY and primarily operates game live streaming business, has submitted a draft registration statement on Form F-1 on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”) of American depositary shares (“ADSs”) representing ordinary shares of Huya.

The number of ADSs proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined. The Proposed IPO is expected to commence after the SEC completes its review process, subject to market and other conditions. However, there can be no assurances as to the timing or completion of the Proposed IPO.

This announcement is being made pursuant to and in accordance with Rule 135 under the U.S. Securities Act of 1933, as amended, and does not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

Conference Call Information

The Company will hold a conference call on Monday, March 5, 2018 at 8:00 pm Eastern Time, or Tuesday, March 6, 2018 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International:	+65-6713-5440
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#2199901

The replay will be accessible through March 13, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#2199901

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

4

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB 6.5063 to US$1.00, the noon buying rate in effect on December 31, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,579,743	2,617,432	402,292
Short-term deposits	3,751,519	6,000,104	922,199
Restricted short-term deposits	-	1,000,000	153,697
Short-term investment	-	124,550	19,143
Accounts receivable, net	169,571	153,944	23,661
Inventory	2,266	315	48
Amount due from related parties	135,245	11,190	1,720
Prepayments and other current assets	224,732	221,939	34,111

Total current assets	5,863,076	10,129,474	1,556,871

Non-current assets
Deferred tax assets(1)	117,811	113,017	17,370
Investments	918,602	1,153,019	177,216
Property and equipment, net	838,750	1,016,998	156,310
Land use rights, net	1,872,394	1,832,739	281,687
Intangible assets, net	58,926	37,481	5,761
Goodwill	14,300	11,716	1,801
Amount due from related parties	-	20,000	3,074
Other non-current assets	101,933	144,275	22,175

Total non-current assets	3,922,716	4,329,245	665,394

Total assets	9,785,792	14,458,719	2,222,265

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	2,768,469	-	-
Accounts payable	137,107	76,351	11,735
Deferred revenue	430,683	758,044	116,509
Advances from customers	56,152	80,406	12,358
Income taxes payable	140,754	146,298	22,485
Accrued liabilities and other current liabilities	1,066,038	1,465,963	225,314
Amounts due to related parties	91,245	30,502	4,688
Short-term loan	-	588,235	90,410

Total current liabilities	4,690,448	3,145,799	483,499

Non-current liabilities
Convertible bonds	-	6,536	1,005
Deferred revenue	25,459	57,718	8,871
Deferred tax liabilities	8,058	10,810	1,661

Total non-current liabilities	33,517	75,064	11,537

Total liabilities	4,723,965	3,220,863	495,036

(1) Effectively January 2017, ASU 2015-17 issued by FASB requires entities to reclassify deferred tax assets and liabilities as non-current in the balance sheet. Accordingly, the Company retrospectively reclassified RMB107.3 million of deferred tax assets from current assets into non-current assets as of December 31, 2016.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$

Mezzanine equity	9,272	524,997	80,691

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 750,115,028 and 945,245,908 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	44	57	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 359,557,976 and 317,982,976 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	26	23	4
Additional paid-in capital	2,165,766	5,339,844	820,719
Statutory reserves	58,857	62,718	9,640
Retained earnings	2,728,736	5,218,110	802,009
Accumulated other comprehensive income (loss)	93,066	(9,597)	(1,475)

Total YY Inc.’s shareholders’ equity	5,046,495	10,611,155	1,630,906

Non-controlling interests	6,060	101,704	15,632

Total shareholders’ equity	5,052,555	10,712,859	1,646,538

Total liabilities, mezzanine equity and
shareholders’ equity	9,785,792	14,458,719	2,222,265

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming	2,218,190	2,871,610	3,368,520	517,732	7,027,227	10,670,954	1,640,096
Online games	125,424	122,035	128,113	19,691	634,325	543,855	83,589
Membership	74,650	49,486	50,450	7,754	284,860	197,561	30,365
Others	65,886	49,174	79,455	12,212	257,638	182,422	28,038

Total net revenue	2,484,150	3,092,305	3,626,538	557,389	8,204,050	11,594,792	1,782,088

Cost of revenues(1)	(1,559,557)	(1,889,313)	(2,196,649)	(337,619)	(5,103,430)	(7,026,402)	(1,079,938)

Gross profit	924,593	1,202,992	1,429,889	219,770	3,100,620	4,568,390	702,150

Operating expenses(1)
Research and development expenses	(160,118)	(166,139)	(282,827)	(43,470)	(675,230)	(781,886)	(120,174)
Sales and marketing expenses	(111,533)	(249,480)	(148,765)	(22,865)	(387,268)	(691,281)	(106,248)
General and administrative expenses	(206,192)	(144,678)	(218,766)	(33,624)	(482,437)	(544,641)	(83,710)
Goodwill impairment	(17,665)	-	(2,527)	(388)	(17,665)	(2,527)	(388)

Total operating expenses	(495,508)	(560,297)	(652,885)	(100,347)	(1,562,600)	(2,020,335)	(310,520)

Gain on deconsolidation and disposal of subsidiaries	127,434	-	-	-	103,960	37,989	5,839
Other income	65,027	18,667	44,534	6,845	129,504	113,187	17,397

Operating income	621,546	661,362	821,538	126,268	1,771,484	2,699,231	414,866

Gain on partial disposal of investments	25,061	-	-	-	25,061	45,861	7,049
Interest expense	(20,758)	(3,651)	(3,744)	(575)	(81,085)	(32,122)	(4,937)
Interest income	26,480	47,505	74,531	11,455	67,193	180,384	27,725
Foreign currency exchange gains (losses), net	385	(251)	(351)	(54)	1,158	(2,176)	(334)

Income before income tax expenses	652,714	704,965	891,974	137,094	1,783,811	2,891,178	444,369

Income tax expenses	(85,804)	(74,684)	(151,523)	(23,289)	(280,514)	(415,811)	(63,909)

Income before share of income in equity method investments, net of income taxes	566,910	630,281	740,451	113,805	1,503,297	2,475,367	380,460

Share of income in equity method investments, net of income taxes	4,400	6,806	17,557	2,698	8,279	33,024	5,076

Net Income	571,310	637,087	758,008	116,503	1,511,576	2,508,391	385,536

Less: Net (loss)/income attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(944)	1,120	17,602	2,705	(12,342)	15,156	2,329

Net income attributable to YY Inc.	572,254	635,967	740,406	113,798	1,523,918	2,493,235	383,207

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	572,254	635,967	740,406	113,798	1,523,918	2,493,235	383,207

Other comprehensive income (loss):
Unrealized (loss)/gain of available-for-sales securities, net of nil tax	(55,738)	(22,128)	(21,440)	(3,295)	134,768	(41,150)	(6,325)
Foreign currency translation adjustments, net of nil tax	(3,646)	(12,592)	(48,828)	(7,505)	(5,317)	(61,513)	(9,454)

Comprehensive income attributable to YY Inc.	512,870	601,247	670,138	102,998	1,653,369	2,390,572	367,428

Net income per ADS
—Basic	10.11	10.60	11.63	1.79	27.04	42.03	6.46
—Diluted	9.74	10.51	11.53	1.77	26.40	41.33	6.35
Weighted average number of ADS used in calculating net income per ADS
—Basic	56,613,257	60,008,235	63,686,056	63,686,056	56,367,166	59,323,007	59,323,007
—Diluted	60,914,063	60,503,529	64,224,006	64,224,006	60,805,566	60,831,887	60,831,887

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	3,440	(434)	36,549	5,617	15,894	42,759	6,572
Research and development expenses	13,923	(6,049)	106,501	16,369	78,816	122,348	18,805
Sales and marketing expenses	715	(74)	3,679	565	3,107	4,417	679
General and administrative expenses	8,270	9,700	61,731	9,488	59,469	88,137	13,546

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	621,546	661,362	821,538	126,268	1,771,484	2,699,231	414,866
Share-based compensation expenses	26,348	3,143	208,460	32,039	157,286	257,661	39,602

Non-GAAP operating income	647,894	664,505	1,029,998	158,307	1,928,770	2,956,892	454,468

Net income attributable to YY Inc.	572,254	635,967	740,406	113,798	1,523,918	2,493,235	383,207
Share-based compensation expenses	26,348	3,143	208,460	32,039	157,286	257,661	39,602

Non-GAAP net income attributable to YY Inc.	598,602	639,110	948,866	145,837	1,681,204	2,750,896	422,809

Non-GAAP net income per ADS
—Basic	10.57	10.65	14.90	2.29	29.83	46.37	7.13
—Diluted	10.17	10.56	14.77	2.27	28.98	45.56	7.00
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,613,257	60,008,235	63,686,056	63,686,056	56,367,166	59,323,007	59,323,007
—Diluted	60,914,063	60,503,529	64,224,006	64,224,006	60,805,566	60,831,887	60,831,887

10

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live(2)	Huya(2)	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,675,812	692,708	3,368,520	517,732
Online games	117,246	10,867	128,113	19,691
Membership	49,560	890	50,450	7,754
Others	42,901	36,554	79,455	12,212

Total net revenue	2,885,519	741,019	3,626,538	557,389

Cost of revenues(1)	(1,563,735)	(632,914)	(2,196,649)	(337,619)

Gross profit	1,321,784	108,105	1,429,889	219,770

Operating expenses(1)
Research and development expenses	(239,103)	(43,724)	(282,827)	(43,470)
Sales and marketing expenses	(119,181)	(29,584)	(148,765)	(22,865)
General and administrative expenses	(182,164)	(36,602)	(218,766)	(33,624)
Goodwill impairment	(2,527)	-	(2,527)	(388)

Total operating expenses	(542,975)	(109,910)	(652,885)	(100,347)
Other income	44,534	-	44,534	6,845

Operating income (loss)	823,343	(1,805)	821,538	126,268

Interest expense	(3,744)	-	(3,744)	(575)
Interest income	67,597	6,934	74,531	11,455
Foreign currency exchange losses, net	(351)	-	(351)	(54)

Income before income tax expenses	886,845	5,129	891,974	137,094

Income tax expenses	(151,523)	-	(151,523)	(23,289)

Income before share of income (loss) in equity method investments, net of income taxes	735,322	5,129	740,451	113,805

Share of income (loss) in equity method investments, net of income taxes	17,708	(151)	17,557	2,698

Net Income(4)	753,030	4,978	758,008	116,503

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	36,320	229	36,549	5,617
Research and development expenses	104,569	1,932	106,501	16,369
Sales and marketing expenses	3,145	534	3,679	565
General and administrative expenses	40,958	20,773	61,731	9,488

(2)	The Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information for the 3 months ended 31 December 2016 has been restated accordingly.
(3)	As the Company has disposed of a great majority of its online education business before the end of 2016 and disposed of the remaining portion of its online education business in the beginning of 2017, 100 Education ceased to be an operating segment starting from the first quarter of 2017.
(4)	Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the three months ended December 31, 2017.

11

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	823,343	(1,805)	821,538	126,268
Share-based compensation expenses	184,992	23,468	208,460	32,039
Non-GAAP operating income	1,008,335	21,663	1,029,998	158,307

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,319,251	552,359	2,871,610	431,607
Online games	113,188	8,847	122,035	18,342
Membership	46,139	3,347	49,486	7,438
Others	30,193	18,981	49,174	7,391

Total net revenue	2,508,771	583,534	3,092,305	464,778

Cost of revenues(1)	(1,379,016)	(510,297)	(1,889,313)	(283,966)

Gross profit	1,129,755	73,237	1,202,992	180,812

Operating expenses(1)
Research and development expenses	(117,231)	(48,908)	(166,139)	(24,971)
Sales and marketing expenses	(228,318)	(21,162)	(249,480)	(37,497)
General and administrative expenses(2)	(107,342)	(37,336)	(144,678)	(21,745)

Total operating expenses	(452,891)	(107,406)	(560,297)	(84,213)

Other income	18,569	98	18,667	2,806

Operating income (loss)	695,433	(34,071)	661,362	99,405

Interest expense	(3,651)	-	(3,651)	(549)
Interest income	42,738	4,767	47,505	7,140
Foreign currency exchange losses, net	(251)	-	(251)	(38)

Income (loss) before income tax expenses	734,269	(29,304)	704,965	105,958

Income tax expenses	(74,684)	-	(74,684)	(11,225)

Income (loss) before share of income in equity method investments, net of income taxes	659,585	(29,304)	630,281	94,733

Share of income in equity method investments, net of income taxes	6,806	-	6,806	1,023

Net income (loss)	666,391	(29,304)	637,087	95,756

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	(1,190)	756	(434)	(65)
Research and development expenses	(7,973)	1,924	(6,049)	(909)
Sales and marketing expenses	(106)	32	(74)	(11)
General and administrative expenses	8,473	1,227	9,700	1,458

(2)	For the three months ended September 30, 2017, the Company reclassified general and administrative expenses of RMB20 million in relation to the loss contingencies recognized against a legal proceeding from YY Live segment to Huya segment.

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	695,433	(34,071)	661,362	99,405
Share-based compensation expenses	(796)	3,939	3,143	473
Non-GAAP operating income (loss)	694,637	(30,132)	664,505	99,878

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,883,841	334,349	-	2,218,190	319,486
Online games	125,424	-	-	125,424	18,065
Membership	74,650	-	-	74,650	10,752
Others	12,952	4,926	48,008	65,886	9,490

Total net revenue	2,096,867	339,275	48,008	2,484,150	357,793

Cost of revenues(1)	(1,147,010)	(387,252)	(25,295)	(1,559,557)	(224,623)

Gross profit (loss)	949,857	(47,977)	22,713	924,593	133,170

Operating expenses(1)
Research and development expenses	(102,992)	(53,082)	(4,044)	(160,118)	(23,062)
Sales and marketing expenses	(79,594)	(19,014)	(12,925)	(111,533)	(16,064)
General and administrative expenses	(179,867)	(18,070)	(8,255)	(206,192)	(29,698)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)	(2,544)

Total operating expenses	(366,314)	(90,166)	(39,028)	(495,508)	(71,368)

Gain on deconsolidation and disposal of subsidiaries	127,434	-	-	127,434	18,354
Other income	65,027	-	-	65,027	9,366

Operating income (loss)	776,004	(138,143)	(16,315)	621,546	89,522

Gain on partial disposal of investments	25,061	-	-	25,061	3,610
Interest expense	(20,758)	-	-	(20,758)	(2,990)
Interest income	25,951	518	11	26,480	3,814
Foreign currency exchange gains, net	385	-	-	385	55

Income (loss) before income tax expenses	806,643	(137,625)	(16,304)	652,714	94,011

Income tax expenses	(98,992)	-	13,188	(85,804)	(12,358)

Income (loss) before share of income in equity method investments, net of income taxes	707,651	(137,625)	(3,116)	566,910	81,653

Share of income in equity method investments, net of income taxes	4,400	-	-	4,400	634

Net income (loss)	712,051	(137,625)	(3,116)	571,310	82,287

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,977	1,399	64	3,440	495
Research and development expenses	9,385	3,535	1,003	13,923	2,005
Sales and marketing expenses	699	16	-	715	103
General and administrative expenses	2,671	5,591	8	8,270	1,191

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	776,004	(138,143)	(16,315)	621,546	89,522
Share-based compensation expenses	14,732	10,541	1,075	26,348	3,794
Non-GAAP operating income (loss)	790,736	(127,602)	(15,240)	647,894	93,316

16